Exhibit 99.2

Management’s Discussion and Analysis for the three and six month period ended June 30, 2026.

DEEP SEA MINERALS CORP.

(Formerly “Copperhead Resources Inc.”)

Management’s Discussion and Analysis

For the Three and Six Months ended June 30, 2026

(Expressed in Canadian Dollars)

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Management’s Discussion and Analysis

For the Three and Six Months ended June 30, 2026

Introduction

The following Management’s Discussion and Analysis (“MD&A”) provides management’s view of the financial condition and the results of its operations of Deep Sea Minerals Corp. (formerly “Copperhead Resources Inc.”) (the “Company”, “Deep Sea”, “we”, “our” or “us”) as at and for the three and six months ended June 30, 2026. This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes for the three and six months ended June 30, 2026 and 2025 (the “Q2 2026 Financials”), and its audited consolidated financial statements and related notes for the years ended December 31, 2025 and 2024 (the “2025 Financials”). Additional information can be obtained from the offices of the Company or is available as filed on the SEDAR+ website at www.sedarplus.ca.

The Q2 2026 Financials and the financial information contained in this MD&A are prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board. In preparing this MD&A, management has taken into account information available up to August 11, 2026, and all figures are expressed in Canadian Dollars (“$” or “CAD”) unless stated otherwise.

Corporate Overview

Deep Sea was incorporated on February 17, 2022 under the Business Corporations Act (British Columbia). The Company’s registered office and records office is located at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada. The Company’s head office and mailing address is located at Suite 1600 – 409 Granville Street, Vancouver, British Columbia, V6C 1T2, Canada. The Company’s common shares are publicly traded on the Canadian Securities Exchange (the “CSE”) under the stock symbol “SEAS”, on the OTCQB Venture Market (the “OTCQB”) under the symbol “DSEAF”, and on the Frankfurt Stock Exchange under the symbol “X45”.

As at December 31, 2025, the Company was a junior mining issuer engaged in the business of acquiring and exploring mineral resource properties, with a focus on critical minerals and precious metals. On January 26, 2026, the Company changed its name to Deep Sea Minerals Corp. to better reflect the nature of business, following a “Change of Business” under the policies of the CSE (the “Change of Business”). The Company has now shifted its strategy to become a subsea mineral exploration and development company focused on evaluating opportunities to support the supply of minerals through the acquisition, exploration and development of deep-sea mineral assets. The recovery of the amounts comprising deep-sea mineral assets is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their exploration and development, and upon future profitable production.

On May 26, 2026 (the “Effective Date”), the Company received approval from the CSE and completed a split (the “Share Split”) of the common shares (each, a “Pre-Split Share”) in the capital of the Company on the basis of two (2) post-split common shares (each, a “Post-Split Share”) for each one (1) issued and outstanding Pre-Split Share. The Post-Split Shares commenced trading on the CSE on the Effective Date. As a result of the Share Split, all outstanding common shares, stock options, warrant, and restricted share unit information, and all equity-related disclosures presented in the Q2 2026 Financials, the 2025 Financials and this MD&A have been retroactively adjusted on this basis.

Corporate Developments

On January 1, 2026, Denise Lok, Chief Financial Officer (“CFO”) and director, was appointed as Corporate Secretary, as the Company also appointed James A. Deckelman as its new Chief Executive Officer (“CEO”), following the resignation of Kevin Zhou. Mr. Deckelman is an exploration and energy executive with over 25 years of international oil and gas experience in resource discovery, operations leadership, and corporate strategy. He has held executive and technical leadership roles with major global energy companies, including ConocoPhillips, BP and Talisman, where he contributed to the discovery and advancement of significant resource portfolios across the Americas, Africa and the Middle East. Mr. Deckelman holds a Master’s degree in Geology from Utah State University and a Bachelor of Arts degree in Geology from Miami University.

On January 26, 2026, the Company’s Change of Business to focus on subsea critical mineral exploration and development and the name change to Deep Sea Minerals Corp. were approved by a majority of the Company’s shareholders by written consent. The Company also received final approval from the CSE for the Change of Business.

On February 6, 2026, the Company closed a non-brokered private placement by the issuance of 21,100,850 common shares in the capital of Deep Sea (the “Shares”) at $0.20 per Share for gross proceeds of $4,220,170 (the “Offering”).

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Management’s Discussion and Analysis

For the Three and Six Months ended June 30, 2026

In connection with the Offering, the Company paid finder’s fees to eligible finders consisting of $95,620 in cash and 478,100 common share purchase warrants (each, a “Finder’s Warrant”). Each Finder’s Warrant is exercisable to acquire one Share at an exercise price of $0.20 for a period of 24 months from the date of issuance.

On February 11, 2026, the Company announced its graduation from the OTC Pink Market to the OTCQB, and its common shares commenced trading on the OTCQB under the symbol “DSEAF”.

On February 24, 2026, the Company announced that it has entered into a marketing services agreement (the “Marketing Agreement”) with Capital Gain Media Inc. (“CGM”), for a period of four months commencing February 23, 2026, paying USD $400,000 to CGM as compensation.

On March 10, 2026, the Company provided a corporate update to certain disclosure in its CSE Form 2A – Listing Statement dated January 19, 2026, as a result of raising gross proceeds of over $4.2 million in the Offering. For more information, please refer to the press release dated March 10, 2026, which is available for review under our profile on SEDAR+ at www.sedarplus.ca.

On April 6, 2026, the Company announced the appointment of John Vonglis as a Strategic Advisor. Mr. Vonglis is an experienced government, military, defense, and business professional, having served leadership tenures across a variety of public and private sector offices. He serves also as Chairman of the Strategic Advisory Board and Executive Director of Global Government Affairs for NANO Nuclear Energy Inc., where he advises on growth, governance, and strategy at both the domestic and international levels. In his role as Strategic Advisor, Mr. Vonglis will work closely with the Company’s leadership to support strategic positioning, government and stakeholder engagement, and long-term corporate development as the Company advances its critical minerals initiatives.

On April 8, 2026, the Company announced the appointment of Steven Nguyen as its new CFO, Corporate Secretary and a director of the Company, following the resignation of Ms. Lok to pursue other opportunities.

On April 13, 2026, the Company announced the appointment of Dan McConnell as VP of Exploration. Mr. McConnell has over 25 years of deepwater marine geoscience experience, with a specialization in high-resolution geophysics applied to deepwater environments. Over the course of his distinguished career, he has served as a research and development advisor to the U.S. Department of Energy and is widely recognized as an expert in deepwater seafloor mapping and geological interpretation. He has extensive operational experience in deepwater vessel contracting and survey specifications, developed through senior roles with Fugro, and as a principal shareholder of AOA Geophysics, a specialized consultancy focused on electromagnetics and advanced seafloor mapping technologies.

On April 15, 2026, the Company appointed Anthony Zelen to the board of directors (the “Board”). The Company also announced that Barry Greene has stepped down from the Board. Mr. Zelen is a seasoned entrepreneur with over 30 years of experience in the public markets, bringing extensive expertise in finance, investor relations, sales, and corporate development. He is the co-founder of Mindshare Communications Inc. and Senergy Communications Capital Inc., both of which specialized in investor and public relations, social media, and strategic marketing for publicly traded companies across a wide range of sectors, including technology, cannabis, pharmaceuticals, mining, and oil & gas.

On April 28, 2026, the Company shared certain key takeaways following its participation in the Deep Sea Mining Summit 2026, held April 22 – 23, 2026, in London, United Kingdom. The summit convened a diverse group of industry leaders, legal experts, and technology innovators, with speakers from organizations including Roland Berger, Impossible Metals, Vinson & Elkins, and Matrix Chambers, alongside research institutions such as SAMS and UCL. Mr. Deckelman was among the featured speakers, contributing to discussions on responsible seabed resource development and the evolving role of critical minerals in the global energy transition. For more information, please refer to the press release dated April 28, 2026, which is available for review under our profile on SEDAR+ at www.sedarplus.ca.

On May 11, 2026, the Company recapped its participation at the 2026 Offshore Technology Conference (“OTC”), held from May 4 to 7, 2026, at the NRG Center in Houston, Texas. The Company was represented at the conference by Messrs. Deckelman and McConnell at OTC 2026, which provided a valuable platform for Deep Sea Minerals to engage with regulators, service providers, technical advisors, and other key stakeholders across the marine minerals sector. One of the key themes at the conference was the continued growth of marine minerals as an increasingly visible component of the offshore technology landscape. Marine minerals panels and technical sessions attracted strong participation, highlighting the expanding role of offshore expertise in supporting future exploration, environmental assessment, subsea systems development, and responsible resource advancement.

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Management’s Discussion and Analysis

For the Three and Six Months ended June 30, 2026

On May 26, 2026, the Company received approval from the CSE, completed the Share Split and the Shares effectively began trading on a post-Share Split basis.

On May 29, 2026, the Company announced that it has filed a listing application with the Nasdaq Capital Market (the “Nasdaq”) in connection with a planned uplisting of its common shares in the United States (the “U.S.”). This strategic initiative is intended to support the Company’s long-term capital markets strategy by increasing its visibility with U.S. institutional and retail investors, broadening its potential shareholder base, and enhancing trading liquidity over time. The Company believes that a U.S. exchange listing, if completed, would complement its existing listing on the CSE and position the Company to access deeper and more diversified capital markets as it continues to advance its development objectives. The proposed listing of the Shares on the Nasdaq remains subject to satisfaction of Nasdaq’s initial listing requirements, receipt of all required regulatory approvals, and completion of customary listing processes. There can be no assurance that the Company’s application will be approved or that a listing on the Nasdaq will be completed.

On June 4, 2026, the Company has amended and extended its Marketing Agreement with CGM, originally announced on February 24, 2026. CGM will continue to provide investor awareness, digital marketing, content development, and related communication services in support of the Company’s capital markets initiatives. The extension will continue for up to 90 days, or until the allocated marketing budget is exhausted. The Company has paid an upfront marketing budget of USD $200,000, plus applicable taxes, for the extended term.

On June 8, 2026, the Company provided a strategic execution update highlighting progress across its U.S. regulatory initiatives, international concession strategy, commercial engagement efforts, and capital markets objectives. For more information, please refer to the press release dated June 8, 2026, which is available for review under our profile on SEDAR+ at www.sedarplus.ca.

On June 25, 2026, the Company appointed Jeremy Perez as a new director. Mr. Perez will serve as Chair of the audit committee of the Board. Mr. Perez is a Chartered Professional Accountant with over 15 years of experience in public audit and assurance, bringing deep expertise in the capital markets and junior resource sectors to Deep Sea. He has worked at leading public accounting firms, including Deloitte and Crowe MacKay LLP, gaining experience across private and public companies, including entities listed on the NYSE, TSX Venture Exchange, the CSE and OTCBB, with a particular focus on the junior mining, clean technology, and technology, media and telecom sectors. Mr. Perez holds a Bachelor of Social Sciences with a major in Economics and a minor in Business from the University of Victoria.

On July 6, 2026, the Company entered into a non-binding memorandum of understanding with Impossible Metals Inc., a U.S.-based marine technology company developing autonomous underwater robotic systems for the selective collection of polymetallic nodules. The memorandum establishes a framework for potential cooperation in connection with the evaluation and possible deployment of such technology within prospective exploration licence areas of the Company, if and as such licences are awarded. The contemplated areas of cooperation include technology evaluation, environmental monitoring, pilot testing and planning for potential future operations. The memorandum does not obligate either party to enter into a definitive agreement or proceed with commercial deployment.

On July 9, 2026, the Company entered into a second extension of its Marketing Agreement with CGM. The second extension will continue for a period of up to 90 days from the date of the extension, or until the allocated marketing budget has been exhausted. The Company has paid an upfront marketing budget of USD $100,000, plus applicable taxes, for the second extended term.

On July 31, 2026, the Company’s registration statement on Form F-10 filed with the United States Securities and Exchange Commission became effective. The Company is pursuing the proposed listing of its securities on the Nasdaq subject to satisfaction of Nasdaq’s initial listing requirements and completion of the applicable listing process. The Company expects its common shares to remain listed on the CSE.

Change of Business

The Company has historically operated with a focus on the acquisition and exploration of mineral properties in Canada. Its sole mineral property asset is an option to acquire a 100% interest in the option agreement dated August 18, 2025 (the “Twilite Option Agreement”), pursuant to which the Company may acquire a 100% ownership interest in 65 mineral claims located in Central Newfoundland (the “Twilite Gold Project”). Management has determined to strategically focus the business of the Company on the subsea mineral exploration and development industry. Such strategic focus, together with the recent changes in the management team, constitutes a redeployment of assets and resources that constitutes a “Change of Business” under the policies of the CSE.

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Management’s Discussion and Analysis

For the Three and Six Months ended June 30, 2026

The subsea mineral exploration and development industry is a novel and evolving industry, and the achievement of commercialization is subject to numerous contingent factors. Several years can elapse from the time all applicable approvals are obtained and commercial operations are commenced, if ever. To the knowledge of the Company, no entity has achieved commercial operations in the subsea mineral exploration and development industry. Furthermore, neither traditional nor alternative subsea mineral collection technologies have demonstrated sustained commercial-scale operations, and advancement of such technologies remains subject to evolving regulatory frameworks, environmental assessment requirements, and stakeholder scrutiny. Achieving commercial operations, if ever achieved, will require significant time and capital expenditures and, similar to the mining exploration industry, most projects will not be successful.

The proposed seabed mineral business is in the claim acquisition, exploration and evaluation stage, which involves, among other things, identifying prospective geological settings, conducting desktop geological and geophysical analysis, reviewing historical oceanographic and mineral data, selecting target areas, engaging with relevant authorities to secure exploration or contract rights, and planning potential reconnaissance surveys and other non-intrusive data-gathering activities to validate the presence and characteristics of seabed mineralization. To date, the Company has undertaken a structured internal desktop assessment to identify priority jurisdictions for potential deep-sea mineral exploration and development and has commenced early-stage engagement with select host governments in the Pacific Ocean region as part of this process. The Company has not yet secured any mineral rights and, the Company does not own and does not currently intend to own proprietary subsea mining technology or specialized marine assets.

The Company’s ongoing efforts to secure and advance underwater mining concessions come at a pivotal time when the U.S. government is emphasizing the importance of mineral independence to enhance national security. Deep sea minerals represent one of the largest untapped sources of critical minerals required for modern life and technology – supporting national defense, clean and resilient energy systems, advanced manufacturing, and next-generation batteries. As the world enters a period of heightened geopolitical competition and economic uncertainty, access to secure, scalable, and reliable mineral supply is becoming an increasingly important strategic priority.

On January 21, 2026, the U.S. Government announced that it is pressing ahead on efforts to encourage U.S. exploration of the deep sea by accelerating exploration licensing and commercial recovery permitting for U.S. underwater mining companies. The Trump Administration’s April 2025 Executive Order directed the National Oceanic and Atmospheric Administration (“NOAA”) to expedite mining permits under the Deep Seabed Hard Minerals Resource Act of 1980 (“DSHMRA”) and to establish a process for issuing permits along the U.S. Outer Continental Shelf. The revisions establish a consolidated framework for the exploration license and commercial recovery permit application process, which is now in effect. These changes align with the Company’s strategic priorities and should enable Deep Sea to expedite its path towards securing underwater mineral rights.

Additionally, on January 22, 2026, NOAA also announced that it will be conducting a +30,000 square nautical mile hydrographic survey of the waters off American Samoa. The survey is expected to begin in February 2026 and is part of the U.S. Department of Commerce’s implementation of the U.S. Offshore Critical Minerals Mapping Plan as defined by President Trump’s Executive Order 14285: Unleashing America’s Offshore Critical Minerals and Resources.

On January 28, 2026, the Company welcomed the announcement that the NOAA will undertake a major deep-sea mapping and characterization initiative in federal waters offshore American Samoa. According to public reporting, the NOAA program will focus on high-resolution seabed mapping, geological characterization, and environmental baseline data collection across a substantial area of deep-ocean territory. The initiative forms part of a broader U.S. government effort to improve scientific understanding of domestic deep-sea mineral systems and to inform future policy, regulatory, and resource-planning decisions. The mapping effort is being advanced under the U.S. Department of Commerce’s offshore critical minerals agenda and follows recent Executive Branch actions emphasizing the strategic importance of securing long-term access to critical minerals necessary for national defense, advanced manufacturing, energy transition, and emerging technologies.

On February 11, 2026, the Company announced that it is actively pursuing offshore critical minerals initiatives, including concession pathways within the Cook Islands Exclusive Economic Zone (“EEZ”) and U.S. permitting initiatives administered by the NOAA under the DSHMRA. The EEZ is one of the few jurisdictions with an established seabed mineral regulatory framework supported by decades of scientific assessment. The Company believes the Cook Islands’ relevance as a seabed minerals jurisdiction was further reinforced in February 2026, when the Cook Islands Government and the U.S. formalized a framework for cooperation on critical minerals research and supply chain security, reflecting increased alignment with U.S.-led critical minerals policy objectives. For more information, please refer to the press release dated February 11, 2026, which is available for review under our profile on SEDAR+ at www.sedarplus.ca.

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Management’s Discussion and Analysis

For the Three and Six Months ended June 30, 2026

On February 24, 2026, the Company announced that its application to the U.S. Defense Industrial Base Consortium (the “DIBC”) has been approved. The DIBC is managed by Advanced Technology International (“ATI”) on behalf of the U.S. Department of War (the “DoW”). The DIBC aims to expand and diversify the defense industrial base in the U.S., enable private-sector businesses to work in partnership with the U.S. Government, provide non-dilutive financing for key contractors, and provide the U.S. Government access to commercial solutions for defense requirements.

On March 3, 2026, the Company announced the initiation of engagement with the NOAA in connection with the Company’s intention to advance deep seabed mineral resource development under the applicable U.S. regulatory framework. The initiation of this process represents an important procedural step in our planned advancement through the U.S. jurisdictional process. The Company intends to proceed with the submission of a comprehensive application in accordance with NOAA’s regulatory requirements. Management believes that this is a clear demonstration of commitment to our operational plan, specifically to position the company in high quality critical mineral assets within the U.S. regulatory framework.

On March 20, 2026, the Company announced that it has submitted its bid in response to a solicitation from the DIBC to provide to the U.S. a reliable supply of critical minerals, focusing on Nickel (Ni), and a complementary commercialization plant. In February 2026, the DIBC issued a new request for project proposal (“RPP”) focused on strategic critical minerals. The DoW has prioritized identification of supply chain alternatives for defense-critical minerals used in the production of aircraft, missiles, semiconductors, and other defense technologies.

On March 23, 2026, the Company announced that it has applied to the NOAA pursuant to the DSHMRA. The application, submitted through our U.S. subsidiary, American Deep Sea Minerals Corp., seeks an exploration license for polymetallic nodules in a defined area of the Clarion-Clipperton Zone in the Pacific Ocean. The submission includes technical, environmental, and operational information required under NOAA’s regulations, including baseline environmental data, proposed monitoring, and mitigation measures, and a description of planned exploration activities with associated expenditures. This submission represents an initial step in the regulatory process under DSHMRA, as the Company has structured the application to align with NOAA’s requirements and to outline a phased approach that includes environmental data collection and ongoing evaluation. The application outlined a staged program of activities, beginning with further data collection and environmental assessment to inform any future operations. Any exploration activities would be subject to applicable regulatory approvals and conditions. The NOAA will conduct a review of the application for completeness and compliance with applicable statutory and regulatory requirements. The review process includes opportunities for public comment and interagency consultation.

On April 8, 2026, the Company announced the establishment of a wholly-owned subsidiary in the Cook Islands as part of its ongoing evaluation of a potential application for exploration rights within the Cook Islands EEZ. The establishment of a local subsidiary is a procedural step aligned with the Company’s previously disclosed intention to pursue opportunities in the Cook Islands and is intended to support engagement with the Cook Islands Seabed Minerals Authority and other relevant stakeholders. The Cook Islands is among a limited number of jurisdictions that have developed a dedicated legislative and regulatory framework for seabed mineral activities. The Cook Islands Seabed Minerals Authority oversees licensing, environmental management, and stakeholder engagement processes associated with offshore mineral development. The country’s EEZ has been the subject of government-supported scientific programs focused on polymetallic nodules, which are known to contain nickel, cobalt, manganese, and copper, metals commonly associated with defense and other industrial applications. While offshore mineral development remains at an early stage globally, the Cook Islands has taken steps to establish environmental safeguards, as well as defined permitting processes and regulatory expectations. The Company views these as relevant in the context of evaluating potential project pathways.

On June 1, 2026, the Company announced that the NOAA had determined that application submitted under the DSHMRA is in substantial compliance with applicable U.S. regulatory requirements. The determination represents an important milestone in the federal review process governing exploration and commercial recovery activities for polymetallic nodules in areas beyond national jurisdiction. The Company believes this milestone positions Deep Sea Minerals as one of only three publicly traded or public-market pathway companies to have received a NOAA substantial compliance determination under the DSHMRA regulatory process. NOAA’s determination of substantial compliance confirms that the Company’s application contains the information required to advance through the federal review process, representing a significant milestone in the Company’s strategy to participate in the emerging U.S. critical mineral supply chain. The determination does not constitute a decision regarding certification of the application or the issuance or transfer of any license or permit.

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Management’s Discussion and Analysis

For the Three and Six Months ended June 30, 2026

On July 6, 2026, the Company announced that it has entered into a Memorandum of Understanding (“MOU”) with Impossible Metals Inc. (“Impossible Metals”), a U.S.-based marine technology company developing autonomous underwater robotic systems for the selective collection of polymetallic nodules. The MOU establishes a framework for collaboration between Deep Sea and Impossible Metals with respect to the potential deployment and evaluation of Impossible Metals’ autonomous, riderless robotic collection technology within Deep Sea’s prospective exploration license areas, if and as such licenses are awarded. The contemplated areas of cooperation include technology deployment, test mining, environmental monitoring, pilot production planning, commercial-scale harvesting evaluation, and potential downstream supply chain opportunities.

Overall Performance

Selected quarterly financial information

The Company’s selected financial information for the eight most recently completed quarters as follows:

	Q2 2026	Q1 2026	Q4 2025	Q3 2025
	$	$	$	$
Revenue	-	-	-	-
Net loss	(1,990,249)	(786,362)	(178,815)	(89,464)
Loss per share – basic and diluted [1]	(0.04)	(0.03)	(0.01)	(0.00)
Total assets	2,048,239	3,569,477	104,584	181,514
Working capital (deficiency)	1,951,546	3,333,889	(47,012)	106,803

	Q2 2025	Q1 2025	Q4 2024	Q3 2024
	$	$	$	$
Revenue	-	-	-	-
Net loss	(18,097)	(27,793)	(25,676)	(44,808)
Loss per share – basic and diluted 1	(0.00)	(0.00)	(0.00)	(0.00)
Total assets	307,558	322,234	291,316	295,876
Working capital	143,267	161,364	96,907	122,583

Results of Operations

Three months ended June 30, 2026

As the Company is not yet in commercial production, it has no revenue and continues to incur operating losses. Operating expenses incurred during the three months ended June 30, 2026 and 2025 are summarized below:

	2026	2025
	$	$
Advertising and marketing	589,422	-
Professional and consulting fees	422,799	11,870
Stock-based compensation	589,653	-
General and administrative	193,771	952
Management and director fees	81,849	-
Listing and filing fees	64,619	8,253
Travel, meals and entertainment	42,999	-
	(1,985,112)	(21,075)

The substantial increase in operating expenses is primarily due to significant efforts put forth by the new management team, including promoting brand awareness of the Company among capital market participants, and the hiring of a number of consultants who specialize in subsea mineral exploration and development, following the Change of Business. One of the most Significant expenditure incurred during the quarter comprised of advertising and marketing expenses of $589,422 (2025 – $nil), which is notably related to the Marketing Agreement with CGM and other marketing and investor relations initiatives. A much larger amount of professional fees was also incurred in the quarter for $422,799 (2025 – $11,870), as significant legal fees were spent on a proposed listing on the Nasdaq.

[1]	Adjusted to reflect the 2 for 1 Share Split completed on May 26, 2026.

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Management’s Discussion and Analysis

For the Three and Six Months ended June 30, 2026

The Company granted options and restricted share units (each a “RSU”) to various officers, directors, and consultants during the quarter, and recorded a stock-based compensation expense of $589,653 (2025 – $nil), in relation to the vesting of these securities, which represents a non-cash expense.

General and administrative (“G&A”) expenses totaled $193,771 (2025 – $952), for an increase of $192,819 which is due to an expanded scope of activities following the Change of Business. Refer to “General and Administrative Expenses” for a breakdown of the expenses.

Management and director fees comprised of fees paid to officers and directors as compensation for their services to the Company. Refer to “Related Party Transactions” for more details. In addition, listing and filing fees of $64,619 (2025 – $8,253) and travel, meals and entertainment expenses of $42,999 (2025 – $nil) were also incurred.

Due to the above, the Company recorded a net loss of $1,990,249 (net loss of $0.04 per share), as compared to a net loss of $18,097 (net loss of $0.00 per share) in the comparative period.

Six months ended June 30, 2026

As the Company is not yet in commercial production, it has no revenue and continues to incur operating losses. Operating expenses incurred during the six months ended June 30, 2026 and 2025 are summarized below:

	2026	2025
	$	$
Advertising and marketing	745,360	-
Professional and consulting fees	672,941	33,378
Stock-based compensation	668,227	-
General and administrative	369,351	1,405
Management and director fees	155,849	-
Listing and filing fees	104,487	15,059
Travel, meals and entertainment	55,411	-
Exploration and evaluation expenditures	-	154
	(2,771,626)	(49,996)

Consistent with the pattern seen in the current quarter, there was a considerable increase in operating expenses incurred for the six months ended June 30, 2026, as a result of significant efforts put forth by the new management team, including promoting brand awareness of the Company among capital market participants, and the hiring of a number of consultants who specialize in subsea mineral exploration and development, following the Change of Business. The largest expenditure incurred during the period ended June 30, 2026 comprised of advertising and marketing expenses of $745,360 (2025 – $nil), notably due to the Marketing Agreement and related amendments entered with CGM and other marketing and investor relations initiatives. Substantial professional fees were also incurred in the period for $672,941 (2025 – $33,378), for an increase of $639,563, as legal fees were incurred on general matters, the Change of Business, and due to a proposed listing on the Nasdaq in the U.S.

The Company granted options and RSUs to various officers, directors, and consultants during the period, and recorded a stock-based compensation expense of $668,227 (2025 – $nil), in relation to the vesting of these securities, which represents a non-cash expense.

G&A expenses totaled $369,351 (2025 – $1,405), for an increase of $367,946, which is due an expanded scope of activities following the Change of Business. Refer to “General and Administrative Expenses” for a breakdown of the expenses.

Management and director fees comprised of fees paid to officers and directors as compensation for their services to the Company. Refer to “Related Party Transactions” for more details. In addition, listing and filing fees of $104,487 (2025 – $15,059) and travel, meals and entertainment expenses of $55,411 (2025 – $nil) were also incurred.

Due to the above, the Company recorded a net loss of $2,776,611 (net loss of $0.06 per share), as compared to a net loss of $45,890 (net loss of $0.00 per share) in the comparative period.

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Management’s Discussion and Analysis

For the Three and Six Months ended June 30, 2026

Cash flows

Net cash used in operating activities during the six months period ended June 30, 2026 was $2,569,733, as compared to net cash used in operating activities of $768 in the comparative period. The substantial increase in operating spending relates to a significant increase in the scope of activities following the Change of Business.

In terms of financing activities, the Company raised funds of $4,220,170 from the Offering. In connection with the Offering, the Company paid total issuance cost of $129,211, including finder’s fees to eligible finders consisting of $95,620 in cash. In the comparative period, the Company raised funds of $18,750 from a private placement. During the six months ended June 30, 2026, the Company did not undertake any investing activities (2025 – $nil).

Liquidity and Capital Resources

As at June 30, 2026, the Company had a total cash position of $1,636,943 (December 31, 2025 – $99,735) and a working capital of $1,951,546 (December 31, 2025 – working capital deficiency of $47,012). During the period ended June 30, 2026, the Company completed the Offering for gross proceeds of $4,220,170. Based on its current cash position and existing obligations, the Company expects to be able to satisfy its current liabilities and near-term corporate expenditures. However, its available liquidity is not sufficient to fund the full scope of its planned regulatory, exploration, technical and capital markets activities, and the Company will require additional financing. The timing and scope of certain planned activities are milestone-dependent, scalable and deferrable and will not be committed unless the Company has adequate liquidity and the required regulatory approvals. The Company will remain reliant on capital markets for future funding to meet its ongoing obligations.

Related Party Transactions

In accordance with IAS 24 – Related Party Disclosures, key management personnel, including companies controlled by them, are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. All related party transactions are incurred in the normal course of operations and have been measured at the agreed amount, which is the amount of consideration established and agreed to by the related parties.

Remuneration to key management personnel and directors

The remuneration of directors and other members of key management personnel during the three and six months ended June 30, 2026 and 2025 were as follows:

	Three Months ended		Six Months ended
	2026	2025	2026	2025
	$	$	$	$
Management fees	71,500	-	141,000	-
Director fees	10,349	-	14,849	-
Professional and consulting fees	68,905	5,468	123,202	15,968
	150,754	5,468	279,051	15,968

During the three and six months ended June 30, 2026, Mayfair Energy Ventures, LLC (“Mayfair”), a company controlled by Mr. Deckelman, charged fees of $50,000 and $100,000, respectively, (2025 – $nil and $nil) for services provided to the Company, which are included in management and director fees. As at June 30, 2026, no balance was owed to Mayfair (December 31, 2025 – $nil).

During the three and six months ended June 30, 2026, Davlan Management Inc. (“Davlan”), a company owned by Ms. Lok, charged fees of $6,500 and $26,000, respectively, (2025 – $nil and $nil) for services provided to the Company, which are included in management and director fees. On April 8, 2026, the former CFO resigned from her position. As at June 30, 2026, no balance was owed to Davlan (December 31, 2025 – $nil).

During the three and six months ended June 30, 2026, Corporate Minds Financial Ltd. (“Corporate Minds”), a company of which the current CFO Mr. Nguyen is a principal, charged fees of $15,000 and $15,000, respectively, (2025 – $nil and $nil) for services provided to the Company, which are included in management and director fees. As at June 30, 2026, no balance was owed to Corporate Minds (December 31, 2025 – $nil).

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Management’s Discussion and Analysis

For the Three and Six Months ended June 30, 2026

During the three and six months ended June 30, 2026, certain directors were paid fees of $10,349 and $14,849, respectively, (2025 – $nil and $nil) as consideration for services provided to the Company, which are included in management and director fees. As at June 30, 2026, $4,837 (December 31, 2025 – $nil) owing to a director was included in amounts due to related parties. The amount outstanding is unsecured, non-interest bearing and due on demand.

During the three and six months ended June 30, 2026, Geomarine Resources PLLC (“Geomarine”), a company controlled by Mr. McConnell, VP of Exploration of the Company, charged fees of $68,905 and $123,202, respectively, (2025 – $nil and $nil) for services provided to the Company, which are included in professional and consulting fees. As at June 30, 2026, no balance was owed to Geomarine (December 31, 2025 – $nil).

During the three and six months ended June 30, 2025, an entity in which a former director of the Company is also a director and shareholder, charged professional fees of $3,500 and $14,000, respectively, for services provided to the Company, which are included in professional and consulting fees. As at June 30, 2026, no balance was owed to the former director and his company (December 31, 2025 – $7,617 included in amounts due to related parties).

During the three and six months ended June 30, 2025, a company in which a former CFO of the Company is a principal, charged professional fees of $1,968 and $1,968, respectively, for services provided to the Company, which are included in professional and consulting fees. As at June 30, 2026, no balance was owed to the former CFO and his company (December 31, 2025 – $1,065 included in accounts payable and accrued liabilities).

Other related party transactions

During the six months ended June 30, 2026, certain former officers and directors of the Company voluntarily forfeited an aggregate of 350,000 stock options upon resignations. An amount of $13,973, representing the grant date fair value of these options, was transferred to accumulated deficit upon the forfeitures.

During the three and six months ended June 30, 2026, the Company recorded stock-based compensation of $56,924 and $126,555, respectively, in connection with the vesting of options granted to its officers and directors (2025 – $nil and $nil). The Company also recorded stock-based compensation of $495,699 for the three and six months ended June 30, 2026, in connection with the vesting of RSUs granted to its officers and directors (2025 – $nil and $nil).

Mineral Property Interests

Red Line Project

On April 6, 2022 (the “Commencement Date”), the Company entered into an option agreement (the “Option Agreement”) with Romios Gold Resources Inc (“Romios”), pursuant to which the Company has the option to acquire 75% of Romios’ interest in a group of properties located in Northwest British Columbia, collectively referred to as the Red Line Project (the “Red Line Project”).

On January 10, 2025, the Company entered into an amendment (the “Amendment”) to the Option Agreement with Romios. As consideration for entering into the Amendment, the Company issued 600,000 common shares to Romios on January 20, 2025. The Amendment revised certain option exercise requirements, including the total exploration expenditure commitment, the timing of the remaining exploration expenditures, the timing of the remaining share and cash payments, and certain mineral claim maintenance obligations.

Pursuant to the Option Agreement, as amended, the Company can exercise the option to acquire 75% of the Red Line Project by:

i)	Incurring exploration expenditures of:

o	$75,000 within 12 months of the Commencement Date (Met);

o	$100,000 within 24 months of the Commencement Date (Met);

o	$100,000 on or before September 30, 2025; and

o	$100,000 on or before September 30, 2026.

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Management’s Discussion and Analysis

For the Three and Six Months ended June 30, 2026

ii)	Issuing:

o	2,000,000 common shares to Romios within 5 days of the Commencement Date (Issued on April 6, 2022);

o	1,000,000 common shares to Romios on or before June 30, 2026;

iii)	Making a cash payment of $75,000 on or before June 30, 2026; and

iv)	Enter into a joint venture with Romios to collectively operate the Red Line Project, whereby the Company’s initial interest in the joint venture shall be 75% and Romios’s initial interest shall be 25%.

On September 29, 2025, the Company withdrew from the Option Agreement on the Red Line Project, following an internal portfolio and capital allocation review by management. As the Company does not foresee any further exploration activities on the Red Line Project, an impairment of $78,000 was recorded to write down the recoverable value of the Red Line Project to $nil. As at June 30, 2026, the Company did not have any further obligations pursuant to any option payment requirements.

During the six months ended June 30, 2025, exploration and evaluation expenditures of $154 were incurred on the Red Line Project.

Twilite Gold Project

On August 18, 2025, the Company entered into the Twilite Option Agreement with TRU Precious Metals Corp. (“TRU”) pursuant to which the Company has the option to acquire a 100% ownership interest in 65 mineral claims located in Central Newfoundland and known as the Twilite Gold Project (the “Twilite Gold Project”).

Pursuant to the Twilite Option Agreement, the Company can exercise the option to acquire a 100% interest of the Twilite Gold Project by:

i)	Paying $25,000 in cash on August 18, 2025 (paid);

ii)	On or before August 18, 2027, incurring exploration expenditures of $75,000 plus applicable tax; &

iii)	On or before August 18, 2027, paying an additional $200,000 in cash to TRU; and issuing such number of common shares to TRU as is equal in value to $300,000, at a deemed price per common share equal to the closing price of the common shares on the CSE on the day immediately prior to the share issuance.

Upon exercise of the Twilite Option Agreement, the Company will grant TRU a 2.0% net smelter returns royalty from any future mineral production at the Twilite Gold Project.

As at December 31, 2025, management has determined to strategically focus the business, which represents a redeployment of assets and resources that constitutes a Change of Business under the policies of the CSE. As the Company intends to dispose of its interest in the Twilite Option Agreement, an impairment of $25,000 was recorded to write down the recoverable value of the Twilite Gold Project to $nil. If the Company does not satisfy the option exercise requirements within the required time periods, the Twilite Option Agreement may be terminated, and the Company will not acquire any interest in the Twilite Gold Project.

General and Administrative Expenses

The Company’s G&A expenses for the three and six months ended June 30, 2026 and 2025 were comprised of the following:

	Three Months ended		Six Months ended
	2026	2025	2026	2025
	$	$	$	$
Office and general	26,437	952	184,768	1,405
Conferences	107,797	-	115,594	-
Website development	49,000	-	49,000	-
Dues and subscription	3,908	-	13,460	-
Insurance	6,529	-	6,529	-
	193,771	952	369,351	1,405

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Management’s Discussion and Analysis

For the Three and Six Months ended June 30, 2026

Financial Instruments and Risk Management

The Company is exposed to various risks as it relates to financial instruments. Management, in conjunction with the Board, mitigates these risks by assessing, monitoring, and approving the Company’s risk management process. There have not been any changes in the nature of these risks or the process of managing these risks from the previous reporting periods.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s cash are held with a reputable Canadian chartered bank, which are closely monitored by management. The Company does not have any asset-backed commercial paper. The Company maintains cash deposits with Schedule I financial institution, which from time to time may exceed federally insured limits. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk.

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company manages liquidity risk by ensuring that it has sufficient cash and other financial resources available to meet its needs. The Company generates cash flow primarily from its financing activities. The Company endeavors to have sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot be reasonably predicted.

As at June 30, 2026, the Company had a cash balance of $1,636,943 (December 31, 2025 – $99,735) to settle current liabilities of $96,693 (December 31, 2025 – $151,596). The Company manages liquidity risk by maintaining adequate cash reserves and by continuously monitoring forecasts and actual cash flows for a rolling period of 12 months to identify financial requirements. Where insufficient liquidity may exist, the Company may pursue various debt and equity instruments for short or long-term financing.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flow of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not have any financial liabilities with variable interest rates. The Company does maintain bank accounts which earn interest at variable rates, but it does not believe it is currently subject to any significant interest rate risk.

Price risk

The ability of the Company to explore subsea mineral assets and the future profitability of the Company are related to the market price of precious metals. The Company is not currently exposed to significant market price risk as it does not hold equity investments or commodity-based financial instruments. Management monitors precious metals prices to determine the appropriate course of action to be taken by the Company.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign exchange risk as certain cash balances, accounts payable, and operating expenditures are denominated in US dollars. Changes in the CAD/USD exchange rate may affect the Company’s results of operations and cash flow. Management monitors its foreign currency exposure on an ongoing basis and does not currently use derivative instruments to hedge this risk.

Capital management

The Company defines its capital as shareholders’ equity. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration and development of deep sea mineral assets. The Board does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business. The properties in which the Company currently has an interest are in the exploration stage. As such, the Company has historically relied on the equity markets to fund its activities.

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Management’s Discussion and Analysis

For the Three and Six Months ended June 30, 2026

In addition, the Company is dependent upon external financing to fund activities. In order to carry out planned exploration and pay for administrative costs, the Company will need to raise additional funds. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geological or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There have been no changes in the Company’s approach to capital management since the end of the last reporting period.

Fair value hierarchy

Fair value estimates of financial instruments are made at a specific point in time based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values. The Company’s financial instruments consist of cash, other receivables, accounts payable and amounts due to related parties. The fair value of these financial instruments approximates their carrying value due to their short-term nature.

The Company classifies financial instruments recognized at fair value in accordance with a fair value hierarchy that includes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

●	Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

●	Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at June 30, 2026, the Company did not have any financial instruments carried at fair value (December 31, 2025 – $nil).

Significant Accounting Judgments and Estimates

The preparation of the Company’s unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenue, and expenses. These are described in greater detail in Note 2(e) to the 2025 Financials.

Summary of Material Accounting Policies

The material accounting policies used by the Company are described in greater detail in Note 3 to the 2025 Financials.

Segment Information

As at December 31, 2025, the Company operates in one reportable operating segment, being the acquisition and exploration of mineral properties in Canada. As the operations comprise a single reporting segment, the amounts disclosed also represent segment amounts. Following the Change of Business in January 2026, the Company continues operating in one reportable operating segment, which now comprises the evaluation, acquisition and exploration of opportunities in the deep-sea minerals sector.

Off-Balance Sheet Arrangements

As at June 30, 2026 and the date of this MD&A, the Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the results of operations or financial condition of the Company.

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Management’s Discussion and Analysis

For the Three and Six Months ended June 30, 2026

Subsequent Events

Exercise of Finder’s Warrants

Subsequent to period-end, the Company issued 8,750 common shares from Finder’s Warrants exercised for which total cash proceeds of $1,750 had been received and classified under shares to be issued as of June 30, 2026.

Second Extension of Marketing Services Agreement

On July 9, 2026, the Company entered into a second extension of its Marketing Agreement with Capital Gain Media Inc. The second extension will continue for a period of up to 90 days from the date of the extension, or until the allocated marketing budget has been exhausted. The Company has paid an upfront marketing budget of USD $100,000, plus applicable taxes, for the second extended term.

Effectiveness of Form F-10 Registration Statement

On July 31, 2026, the Company’s registration statement on Form F-10 filed with the United States Securities and Exchange Commission became effective. The Company is pursuing the proposed listing on the Nasdaq subject to satisfaction of Nasdaq’s initial listing requirements and completion of the applicable listing process.

Outstanding Share Data

As at the date of this MD&A, the the Company’s share capital structure is as follows:

Equity Type	Total Number Outstanding [1]
Common Shares	47,910,026
Restricted share units	725,000
Options	1,100,000
Finder’s Warrants	376,324
Fully diluted share capital	50,111,350

(1) Adjusted to reflect the 2 for 1 Share Split completed on May 26, 2026.

Risk Factors

The Company’s business and securities are subject to a number of risks and uncertainties. A detailed discussion of the principal risks applicable to the Company is contained under the heading “Risk Factors” in the Company’s amended and restated annual information form for the year ended December 31, 2025, dated July 27, 2026, and the Company’s final short form base shelf prospectus dated July 28, 2026, each of which is available under the Company’s profile on SEDAR+. Except as described below and elsewhere in this MD&A, there have been no material changes during the six months ended June 30, 2026, or through the date of this MD&A, to the principal risks described in those documents.

The Company has not generated revenue from operations and will require additional financing to fund the full scope of its planned regulatory, technical, environmental and offshore activities. There is no assurance that additional financing will be available on acceptable terms or at all.

The Company has not obtained any subsea mineral exploration or commercial recovery rights. Its NOAA exploration licence application remains subject to further regulatory, environmental and interagency review, public comment and potential legal challenge, and there is no assurance that an exploration licence will be issued within the Company’s anticipated timeframe or at all. The Company has not submitted an application for exploration rights in the Cook Islands, and any such application would remain subject to applicable political, legislative, area-designation, regulatory, environmental and stakeholder processes. The Company also expects to rely materially on third-party vessel operators, technology providers, environmental consultants and other contractors. Planned offshore activities are milestone-dependent, scalable and deferrable and will not be undertaken unless the Company has adequate liquidity, required regulatory approvals and definitive contractor arrangements.

Forward-Looking Statements

This MD&A contains certain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative or grammatical variations of these terms, or other similar expressions intended to identify forward-looking statements, although not all forward-looking statements include such words. The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business, prospects and financial needs. Forward-looking statements contained in this MD&A include, but are not limited to, statements about:

●	the Change of Business (as defined herein);

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Management’s Discussion and Analysis

For the Three and Six Months ended June 30, 2026

●	the potential benefits, and commercial and technical feasibility, of subsea mineral resource development;

●	our and our future partners’ development and operational plans, including with respect to the planned uses of polymetallic nodules, where and how nodules will be obtained and processed, the expected environmental, social and governance impacts thereof and our plans to assess these impacts and the timing and scope of these plans, including the timing and expectations with respect to our receipt of exploitation contracts and our commercialization plans;

●	the timing and content of the final exploitation regulations of the ISA that will create the legal and technical framework for exploitation of polymetallic nodules in the Clarion-Clipperton Fracture Zone (“CCZ”) of the Pacific Ocean under the 1982 United Nations Convention on the Law of the Sea (“UNCLOS”);

●	government regulation of mineral extraction from the deep seafloor and changes in mining laws and regulations;

●	technical, operational, environmental, social and governance risks of acquiring, developing and deploying equipment to collect and ship polymetallic nodules at sea, and to process such nodules on land;

●	the sources and timing of potential revenue, if any, as well as the timing and amount of estimated future production, costs of production, other expenses, capital expenditures and requirements for additional capital;

●	cash flow provided by operating activities;

●	the expected activities of our future partners under our key strategic relationships;

●	the sufficiency of our cash on hand to meet our working capital and capital expenditure requirements, the need for additional financing and our ability to continue as a going concern;

●	our ability to raise financing in the future, the nature of any such financing and our plans with respect thereto;

●	any litigation to which we are or become a party;

●	claims and limitations on insurance coverage;

●	our plans to mitigate our material weakness in our internal control over financial reporting;

●	geological, metallurgical and geotechnical studies and opinions;

●	mineral resource estimates, and our ability to define and declare reserve estimates;

●	our status as an emerging growth company; and

●	our expected financial performance.

This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Material factors underlying forward-looking information and management’s expectations include certain assumptions in respect of: favourability of operation conditions; the receipt of necessary third party approvals, licences or permits on favourable terms; availability of equipment; our ability to obtain financing on acceptable terms; currency exchange and interest rates; the impact of competition; the changes and trends in our industry and the global economy; changes in laws, rules, regulations and global standards; our ability to build our market share; our ability to retain key personnel; transaction opportunities, exploration potential, and precious metals prices.

The forward-looking information in this MD&A is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date of this MD&A. It is also subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors and uncertainties described under “Risk Factors” herein, as well as capital requirements and financing risk; permit and licensing risk; regulatory approvals for production; resource and property rights risk; continued operating losses; general business risk; legal, political, and civil instability; extensive government regulation; operational risks of subsea development; natural hazard risk; asset seizure or forced sale risk; equipment failure and technological obsolescence; dependence on key personnel; reliance on consultants and contractors; strategic changes and restructuring risk; uncertain market demand for minerals; mineral sales and disposition delays; uncertainty of mineral resource estimates; additional factors impacting resource estimates; inadequate insurance coverage; litigation exposure risk; vulnerability to short selling; and business expansion and integration risks. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The risks, uncertainties, opinions, estimates and assumptions referred to above and described in greater detail under “Risk Factors” should be considered carefully by readers.

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Management’s Discussion and Analysis

For the Three and Six Months ended June 30, 2026

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date of this MD&A. The forward-looking information contained in this MD&A represents our expectations as of the date of this MD&A (or as of the date they are otherwise stated to be made) and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable Canadian securities legislation.

All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements. Investors should read this entire MD&A and consult their own professional advisors to ascertain and assess the income tax, legal, risk factors and other aspects of their potential investment in the Company.

Disclosure of Internal Controls over Financial Reporting

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the financial statements; and (ii) the financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

In contrast to non-venture issuers, this MD&A does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”). In particular, management is not making any representations relating to the establishment and maintenance of: controls and procedures designed to provide reasonable assurance that information required to be disclosed by the Company in its filings or other reports or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Investors should be aware that inherent limitations on the ability of management of the Company to design and implement on a cost-effective basis DC&P and ICFR may result in additional risks to the quality, reliability, transparency and timeliness of filings and other reports provided under securities legislation.

Management’s Responsibility for Financial Information

Management is responsible for all information contained in this MD&A. The Company’s financial statements have been prepared in accordance with IFRS and include amounts based on management’s informed judgments and estimates. The Audit Committee has reviewed the Q2 2026 Financials and this MD&A with management of the Company. The Board has approved the Q2 2026 Financials and this MD&A on the recommendation of the Audit Committee.